Exhibit 12(b).
Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                           Quarter Ended
                             March 31,                           Year Ended December 31,
In thousands                1995       1994        1994       1993       1992       1991       1990


Computation of Income:
 Income before
  income taxes        $  323,984    278,670   1,180,601    879,755    645,568    491,673    284,453
 Capitalized interest         (7)         -         (69)       (65)       (24)         -        (13)
 Income before income
  taxes and capitalized
  interest               323,977    278,670   1,180,532    879,690    645,544    491,673    284,440
 Fixed charges           557,503    355,606   1,640,049  1,485,936  1,651,664  2,187,536  2,354,041
 Total income for
  computation         $  881,480    634,276   2,820,581  2,365,626  2,297,208  2,679,209  2,638,481
 Total income for
  computation excluding
  interest on deposits
  from fixed charges  $  614,380    429,225   1,957,224  1,513,317  1,281,619  1,196,648  1,111,762

Computation of Fixed
 Charges:
 Net rental
  expense (a)         $   39,589     38,211     149,462    128,573    123,342    111,609    102,192
 Portion of rentals
  deemed
  representative
  of interest         $   13,196     12,737      49,821     42,858     41,114     37,203     34,064
 Interest:
  Interest on
   deposits              267,100    205,051     863,357    852,309  1,015,589  1,482,561  1,526,719
  Interest on
   federal funds
   and other
   short-term
   borrowings            112,763     45,004     290,211    238,046    277,835    352,384    522,849
  Interest on
   long-term debt        164,437     92,814     436,591    352,658    317,102    315,388    270,396
  Capitalized
   interest                    7          -          69         65         24          -         13
  Total interest         544,307    342,869   1,590,228  1,443,078  1,610,550  2,150,333  2,319,977
 Total fixed
  charges             $  557,503    355,606   1,640,049  1,485,936  1,651,664  2,187,536  2,354,041
 Total fixed
  charges excluding
  interest on
  deposits            $  290,403    150,555     776,692    633,627    636,075    704,975    827,322
 Preferred stock
  dividends               10,511      7,161      27,827     31,170     32,219     20,065      3,225
 Pre-tax earnings
  needed to meet
  preferred stock
  dividend
  requirements            15,706     10,474      41,044    44,728     44,367     23,997      5,294
 Total combined fixed
  charges and preferred
  stock dividends     $  573,209    366,080   1,681,093 1,530,664  1,696,031  2,211,533  2,359,335
 Total combined
  fixed charges
  and preferred stock
  dividends excluding
  interest on
  deposits            $  306,109    161,029     817,736   678,355    680,442    728,972    832,616

(a) Includes equipment rentals.


Exhibit 12(b).
(continued)


Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                            Quarter Ended
                               March 31,                        Year Ended December 31,
In thousands                  1995      1994      1994       1993      1992      1991      1990


Ratio of Income to Combined
 Fixed Charges and Preferred
 Stock Dividends:
  Excluding interest on
   deposits                   2.01X     2.67      2.39       2.23      1.88      1.64      1.34
  Including interest on
   deposits                   1.54X     1.73      1.68       1.55      1.35      1.21      1.12
